Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2004	2003
Earnings:
Income before income taxes and cumulative effect of accounting change	$716	$869
Add:
Interest and fixed charges excluding capitalized interest	305	318
Portion of rent under long-term operating leases representative of an interest factor	144	136
Distributed income of investees accounted for under the equity method	3	2
Amortization of capitalized interest	6	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	9	11

Total earnings available for fixed charges	$1,165	$1,320

Fixed charges:

Interest and fixed charges	$313	$324
Portion of rent under long-term operating leases representative of an interest factor	144	136

Total fixed charges	$457	$460

Ratio of earnings to fixed charges	2.55x	2.87x